UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 31, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

ANNOUNCEMENT

PROPOSED AMENDMENTS TO

(1) THE ARTICLES OF ASSOCIATION;

(2) THE RULES FOR PROCEDURES FOR

GENERAL MEETINGS;

(3) THE RULES FOR MEETINGS OF

THE BOARD OF DIRECTORS; AND

(4) THE RULES FOR MEETINGS OF

THE SUPERVISORY COMMITTEE

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) has considered and approved at the 2022 fourth regular meeting of the ninth session of the Board held on 30 August 2022 (the “Board Meeting”) to propose to the shareholders of the Company (the “Shareholders”) certain amendments to the Company’s articles of association (the “Articles of Association”), the rules for procedures for general meetings (the “Rules for Procedures for General Meetings”) and the rules for meetings of the board of directors (the “Rules for Meetings of the Board”). The Company has considered and approved at the 22nd meeting of the ninth session of the supervisory committee held on the same date to propose to the Shareholders certain amendments to the rules for meetings of the supervisory committee of the Company (the “Rules for Meetings of the Supervisory Committee”).

The full texts of the proposed amendments to the Articles of Association, the Rules for Procedures for General Meetings, the Rules for Meetings of the Board and the Rules for Meetings of the Supervisory Committee are set out below.

The proposed certain amendments to the Articles of Association, the Rules for Procedures for General Meetings, the Rules for Meetings of the Board and the Rules for Meetings of the Supervisory Committee are still subject to consideration at the general meeting of the Company.

Articles of Association

No.	Existing Articles	Revised Articles

1

Article 1 The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No. 140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company Limited

Article 1 The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), the “Securities Law of the People’s Republic of China” (the “Securities Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No. 140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company Limited

Articles of Association

No.	Existing Articles	Revised Articles

2

Article 7 The Company has completed the registration procedures at China’s State Administration for Industry and Commerce or Shanghai Administration for Industry and Commerce for the Original Articles of Association.

The Original Articles of Association took effect on the date of registration. The Original Articles of Association have been approved by the approving authority authorized by the State Council and the State Council Securities Committee. The Original Articles of Association shall be replaced by these articles of association of the Company.

The Company shall file an application to amend its statutory registration in respect of the amendment of these articles of association within the time limit prescribed by the relevant laws and administrative regulations.

Article 7 The Company has completed the registration procedures at the Shanghai Municipal Administration for Market Regulation for the Original Articles of Association.

The Original Articles of Association took effect on the date of registration. The Original Articles of Association have been approved by the approving authority authorized by the State Council and the State Council Securities Committee. The Original Articles of Association shall be replaced by these articles of association of the Company.

The Company shall file an application to amend its statutory registration in respect of the amendment of these articles of association within the time limit prescribed by the relevant laws and administrative regulations.

Articles of Association

No.	Existing Articles	Revised Articles

3

Article 30 The Company may, with approval according to the procedures provided in these articles of association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1)   cancellation of shares for the reduction of its capital;

(2)   merging with another company that holds shares in the Company;

(3)   issue of shares in connection with staff shareholding plans or share incentives;

(4)   requesting the Company to purchase its own shares where shareholders object to the merger or demerger resolution of a general meeting;

(5)   issue of shares in connection with convertible bonds issued by the Company;

(6)   deemed necessary by the Company for protecting the Company’s value and shareholders’ interests;

(7)   other circumstances permitted by relevant laws and administrative regulations.

Article 30 The Company shall not acquire its own shares, except that the acquisitions are carried out under any of the following circumstances:

(1)   cancellation of shares for the reduction of its capital;

(2)   merging with another company that holds shares in the Company;

(3)   issue of shares in connection with staff shareholding plans or share incentives;

(4)   requesting the Company to purchase its own shares where shareholders object to the merger or demerger resolution of a general meeting;

(5)   issue of shares in connection with convertible bonds issued by the Company;

(6)   deemed necessary by the Company for protecting the Company’s value and shareholders’ interests;

(7)   other circumstances permitted by relevant laws and administrative regulations.

Articles of Association

No.	Existing Articles	Revised Articles

	The acquisition of its own shares by the Company pursuant to the foregoing paragraphs (1) or (2) shall be subject to approval at the general meeting by way of resolution; the acquisition of its own shares by the Company pursuant to the foregoing paragraphs (3), (5) or (6) shall be subject to approval by way of Board resolution at a Board meeting attended by more than two-thirds of the directors in accordance with the provisions of the Articles of Association or the mandate of the general meeting.	The acquisition of its own shares by the Company pursuant to the foregoing paragraphs (1) or (2) shall be subject to approval at the general meeting by way of resolution; the acquisition of its own shares by the Company pursuant to the foregoing paragraphs (3), (5) or (6) shall be subject to approval by way of Board resolution at a Board meeting attended by more than two-thirds of the directors in accordance with the provisions of the Articles of Association or the mandate of the general meeting.

4

Article 57 The Shareholders’ general meeting shall have the following functions and powers:

(1)   to decide on the Company’s operational policies and investment plans;

(2)   to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

(3)   to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

(4)   to examine and approve reports of the board of directors;

(5)   to examine and approve reports of the supervisory committee;

(6)   to examine and approve the Company’s proposed annual preliminary and final financial budgets;

Article 57 The Shareholders’ general meeting shall have the following functions and powers:

(1)   to decide on the Company’s operational policies and investment plans;

(2)   to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

(3)   to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

(4)   to examine and approve reports of the board of directors;

(5)   to examine and approve reports of the supervisory committee;

(6)   to examine and approve the Company’s proposed annual preliminary and final financial budgets;

Articles of Association

No.	Existing Articles	Revised Articles

(7)   to examine and approve the Company’s profit distribution plans and plans for making up losses;

(8)   to decide on increases or reductions in the Company registered capital;

(9)   to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

(10)  to decide on the issue of debentures by the Company;

(11)  to decide on the appointment, dismissal and disengagement of the accountants of the Company;

(12)  to amend these articles of association;

(13)  to consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;

(14)  to examine and approve changes in the use of proceeds;

(15)  to examine and approve share incentive plan of the Company;

(16)  to examine and approve major purchase, sale and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(17)  to examine and approve external guarantees of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(7)   to examine and approve the Company’s profit distribution plans and plans for making up losses;

(8)   to decide on increases or reductions in the Company registered capital;

(9)   to decide on matters such as merger, division, spin-off, change in company form, dissolution and liquidation of the Company;

(10)  to decide on the issue of debentures by the Company;

(11)  to decide on the appointment, dismissal and disengagement of the accountants of the Company;

(12)  to amend these articles of association;

(13)  to examine and approve changes in the use of proceeds;

(14)  to examine and approve share incentive plan and employee share ownership plan of the Company;

(15)  to examine the purchases and disposals of significant assets within one year exceeding 30% of the latest audited total assets of the Company;

(16)  to approve the external guarantees subject to Article 58;

(17)  to approve the financial assistance subject to Article 59;

Articles of Association

No.	Existing Articles	Revised Articles

(18)  to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;

(19)  to deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting. The general meeting shall not authorize the board of directors to perform statutory duties that the general meeting is supposed to perform.

(18)  to examine and approve the connected transaction amounting to more than RMB30 million, and exceeding 5% of the absolute value of the latest audited net assets of the Company (except for the provision of guarantees by the Company and the receipt of endowment in cash assets);

(19)  to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations, the listing rules of the place where the shares of the Company are listed, and provisions of these articles of association;

(20)  to deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting. The general meeting shall not authorize the board of directors to perform statutory duties that the general meeting is supposed to perform.

For the matters which can be exempted from or waived for consideration and disclosure under relevant provisions of laws, administrative regulations, and the listing rules of the place(s) where the Company’s shares are listed, the Company may be exempted from or apply for a waiver for being exempted from such consideration and disclosure under relevant provisions.

Articles of Association

No.	Existing Articles	Revised Articles

5	Nil

Article 58 The provision of external guarantee by the Company shall be subject to consideration and approval by the general meeting if:

(1)   the provision of any guarantee where the total amount of the external guarantee by the Company and its subsidiaries exceeds 50% of the latest audited net assets;

(2)   the provision of any guarantee where the total amount of the external guarantee by the Company exceeds 30% of the latest audited total assets;

(3)   any guarantee where the amount of the guarantee by the Company within one year exceeds 30% of the latest audited total assets;

(4)   the provision of any guarantee to any guaranteed party with a gearing ratio exceeding 70%;

(5)   the provision of any single guarantee in which the amount exceeds 10% of the latest audited net assets.

(6)   the provision of guarantees to its shareholders, de facto controllers and their related parties.

Articles of Association

No.	Existing Articles	Revised Articles

The abovesaid “guarantee” includes the guarantee to non-wholly owned subsidiaries, etc. For those external guarantees violating relevant laws and regulations, the approval authority and the consideration procedures under the Articles of Association, the Company shall take reasonable and effective measures to release itself from the obligation thereunder or rectify the guarantee in violation to reduce the loss of the Company and protect the interests of the Company and minority shareholders, while looking into the accountability of the relevant personnel.

6	Nil

Article 59 The following financial assistance (including interest-bearing or non-interest bearing loans, entrusted loans, etc.) provided by the Company are subject to the consideration and approval of the general meeting, if:

(1)   a single financial assistance with the amount exceeding 10% of the latest audited net assets of the Company;

(2)   the gearing ratio in the latest financial statement of the party receiving such assistance is in excess of 70%;

(3)   the cumulative amount of financial assistance for the past 12 months exceeding 10% of the latest audited net assets of the Company.

Articles of Association

No.	Existing Articles	Revised Articles

If the target for assistance is a non-wholly owned subsidiary within the scope of consolidated financial statements of the Company and other shareholders of such non-wholly owned subsidiary are not the Company’s controlling shareholder, de facto controller and the related party, the above provisions shall not apply.

The Company shall not provide financial assistance to its related parties, unless the financial assistance is provided to a related investee company not controlled by the controlling shareholder or de facto controller of the Company and that other shareholders of the investee company also provide such financial assistance under the same conditions in proportion to their capital contribution. For the provision of financial assistance to such related investee company subject to the above paragraph by the Company, it shall be submitted to the general meeting for consideration.

If the financial assistance violates the relevant laws and regulations, the approval authority thereunder the Articles of Association or consideration procedures, the Company shall take reasonable and effective measures to release itself from the obligation thereunder or rectify the assistance in violation to reduce losses suffered by the Company, protect the interests of the Company and minority shareholders and look into the accountability of the relevant personnel.

Articles of Association

No.	Existing Articles	Revised Articles

7

Article 59 Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year. Under any of the following circumstances, the board of directors shall convene an extraordinary general meeting within two (2) months:

(1)   when the number of directors is less than the number of directors required by the Company Law or two thirds of the number of directors specified in these articles of association;

(2)   when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3)   when shareholder(s) holding 10 percent or more of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4)   when deemed necessary by the board of directors or as requested by the supervisory committee.

Article 61 Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year. Under any of the following circumstances, the board of directors shall convene an extraordinary general meeting within two (2) months:

(1)   when the number of directors is less than the number of directors required by the Company Law or two thirds of the number of directors specified in these articles of association;

(2)   when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3)   when shareholder(s), individually or in aggregate, holding 10 percent or more of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4)   when deemed necessary by the board of directors or as requested by the supervisory committee.

(5)   other circumstances subject to the laws, administrative regulations, departmental rules or the Articles of Association.

Articles of Association

No.	Existing Articles	Revised Articles

8

Article 61 When the Company convenes a shareholders’ annual general meeting, shareholders holding 3 per cent or more of the total voting shares of the Company can within the timeline prescribed by laws and regulations and listing rules, propose new motions and submit to the board of directors in writing before the convening of the shareholders’ annual general meeting. The Company shall place those matters in the proposed motions submitted by shareholders within the prescribed timeline that are within the scope of functions and powers of the shareholders’ general meeting on the agenda.

A proposal for consideration at a Shareholders’ general meeting shall meet the following requirements:

(1)   its content does not contravene any laws or administrative regulations or these articles of association, and falls within the scope of the permissible matters for consideration at the Shareholders’ general meeting;

(2)   there is definite topic(s) and specific matter(s) for resolution; and

(3)   it is submitted or delivered to the board of directors in writing.

The board of directors shall take into account the best interests of the Company and the shareholders when examining each proposal for consideration at a Shareholders’ general meeting.

Article 63 When the Company convenes a shareholders’ annual general meeting, the Board, the Supervisory Committee and shareholders individually or jointly holding 3 per cent or above of the Company’s shares are entitled to submit proposals to the Company. Shareholders holding 3 per cent or more of the total voting shares of the Company can within the timeline prescribed by laws and regulations and listing rules, propose new motions and submit to the board of directors in writing before the convening of the shareholders’ annual general meeting. The Company shall place those matters in the proposed motions submitted by shareholders within the prescribed timeline that are within the scope of functions and powers of the shareholders’ general meeting on the agenda.

A proposal for consideration at a Shareholders’ general meeting shall meet the following requirements:

(1)   its content does not contravene any laws or administrative regulations or these articles of association, and falls within the scope of the permissible matters for consideration at the Shareholders’ general meeting;

(2)   there is definite topic(s) and specific matter(s) for resolution; and

(3)   it is submitted or delivered to the board of directors in writing.

The board of directors shall take into account the best interests of the Company and the shareholders when examining each proposal for consideration at a Shareholders’ general meeting.

Articles of Association

No.	Existing Articles	Revised Articles

9

Article 73 Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting.

A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

For significant matters to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.

The Board of the Company, Independent Directors and those shareholders who have met the relevant requirements may openly collect voting rights from the Company’s shareholders. While collecting votes of the shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights.

Article 75 Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting.

A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

For significant matters to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.

If the purchase of the Company’s voting shares by the shareholders violates the provisions under Clauses 63(1) and (2) of the Securities Law, the voting rights of such shares in excess of the prescribed proportion shall not be exercised within 36 months after the purchase, and shall not be counted in the total number of shares carrying voting rights represented by shareholders present at the general meeting.

Articles of Association

No.	Existing Articles	Revised Articles

The Board of the Company, Independent Directors, shareholders with more than 1% of the voting shares or investor protection agencies established in accordance with laws, administrative regulations or the provisions of the CSRC may openly collect voting rights from the Company’s shareholders. While collecting votes of the shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights except under statutory conditions.

10

Article 74 At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1)   by the chairman of the meeting;

(2)   by at least two shareholders entitled to vote present in person or by proxy;

(3)   by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

Article 76 At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1)   by the chairman of the meeting;

(2)   by at least two shareholders entitled to vote present in person or by proxy;

(3)   by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

Articles of Association

No.	Existing Articles	Revised Articles

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand.

Subject to all applicable laws and administrative regulations, the board of directors, the independent directors and certain qualified shareholders may solicit proxies from the shareholders to vote at a Shareholders’ general meeting. The Company shall not impose a minimum shareholding percentage requirement on the solicitation of voting rights. No consideration shall be paid for any proxy and adequate information should be furnished to the shareholders whose proxies are solicited. The shareholders whose proxies are solicited should be encouraged to consult professional advisors. Any information that is furnished in connection with the solicitation of proxies must have been previously published and must be accurate and not misleading at the time of use.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand.

The Company shall maximize the percentage of presence of public shareholders at any general meeting by various means including the provision of modern communication technologies such as online voting, under the permission of all applicable laws and regulations and/ or the relevant regulatory authorities, satisfying all relevant provisions and on condition that the general meeting shall be held legally and validly.

Articles of Association

No.	Existing Articles	Revised Articles

Subject to all applicable laws and administrative regulations, the board of directors, the independent directors and certain qualified shareholders may solicit proxies from the shareholders to vote at a Shareholders’ general meeting. The Company shall not impose a minimum shareholding percentage requirement on the solicitation of voting rights. No consideration shall be paid for any proxy and adequate information should be furnished to the shareholders whose proxies are solicited. The shareholders whose proxies are solicited should be encouraged to consult professional advisors. Any information that is furnished in connection with the solicitation of proxies must have been previously published and must be accurate and not misleading at the time of use.

11

Article 79 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)   the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)   the issue of debentures of the Company;

(3)   the division, merger, dissolution and liquidation of the Company;

(4)   amendments to these articles of association;

(5)   the share incentive scheme;

(6)   any other matters considered by the Shareholders’ general meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

Article 81 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)   the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)   the issue of debentures of the Company;

(3)   the division, spin-off, merger, dissolution and liquidation of the Company;

(4)   amendments to these articles of association;

(5)   the amount of purchases and disposals of significant assets or guarantee by the Company within one year exceeding 30% of the latest audited total assets of the Company;

Articles of Association

No.	Existing Articles	Revised Articles

(6)   the share incentive scheme;

(7)   any other matters considered by the Shareholders’ general meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

12

Article 95 The Company shall have a board of directors. The board of directors shall consist of seven (7) to thirteen (13) directors. External directors (refer to directors who do not hold any office within the Company) shall represent more than one half of the board of directors including independent directors (refer to directors who are independent of the Shareholders and do not hold any office within the Company) not less than one third of the total number of directors and at least one of them shall be an accounting professional; the board of directors shall have one employee representative director.

The board of directors shall have one Chairman and one Vice-chairman.

Article 97 The Company shall have a board of directors. The board of directors shall consist of seven (7) to thirteen (13) directors. External directors (refer to directors who do not hold any office within the Company) shall represent more than half of the number of all members of the board of directors including independent directors (refer to directors who are independent of the Shareholders and do not hold any office within the Company) not less than one third of the total number of directors and at least one of them shall be an accounting professional; the board of directors shall have one employee representative director.

The board of directors shall have one Chairman and one Vice-chairman.

Articles of Association

No.	Existing Articles	Revised Articles

13

Article 96 Directors (excluding employee representative directors) shall be elected at the Shareholders’ general meeting. while employee representative directors shall be elected or removed by employee representative assembly. The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon re-election.

The director (excluding employee representative director) candidates shall be nominated by the board of directors or shareholders. The notice of nomination of directors and the notice by a director candidate of his or her willingness to be elected shall be given to and lodged with the Company on, at the earliest, the day after the despatch of the relevant notice of Shareholders’ general meeting appointed for the election and seven days before the date of the Shareholders’ general meeting. Notice in writing of the intention to propose a person for election as a director and notice in writing by that person of his willingness to be elected shall have been given to the Company seven (7) days before the date of such Shareholders’ general meeting. The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the board of directors.

The term of office of each of the chairman and the Vice-chairman is three (3) years, renewable upon reelection.

Article 98 Directors (excluding employee representative directors) shall be elected at the Shareholders’ general meeting. while employee representative directors shall be elected or removed by employee representative assembly. The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon re-election.

The director (excluding employee representative director) candidates shall be nominated by the board of directors or shareholders. The notice of nomination of directors and the notice by a director candidate of his or her willingness to be elected shall be given to and lodged with the Company on, at the earliest, the day after the despatch of the relevant notice of Shareholders’ general meeting appointed for the election and seven days before the date of the Shareholders’ general meeting. Notice in writing of the intention to propose a person for election as a director and notice in writing by that person of his willingness to be elected shall have been given to the Company seven (7) days before the date of such Shareholders’ general meeting. The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the board of directors.

The term of office of each of the chairman and the Vice-chairman is three (3) years, renewable upon reelection.

Articles of Association

No.	Existing Articles	Revised Articles

The Shareholders’ general meeting may by ordinary resolution remove any director (excluding employee representative director) before the expiration of his term of office (but without prejudice to such director’s right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with. The Directors shall not be required to hold shares of the Company.

The Shareholders’ general meeting may by ordinary resolution remove any director (excluding employee representative director) before the expiration of his term of office (but without prejudice to such director’s right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with. The Directors shall not be required to hold shares of the Company.

Any person appointed as a director by the board of directors to fill certain casual vacancy or to be addition to the members of the board of directors shall only take office until the next annual general meeting from the appointment, and shall then be eligible for re-election.

14

Article 97 The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:

(1)   to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)   to implement the resolutions of the Shareholders’ general meetings;

(3)   to decide on the Company’s business plans and investment plans;

(4)   to formulate the Company’s annual preliminary and final financial budgets;

(5)   to formulate the Company’s profit distribution plan and plan for making up losses;

Article 99 The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:

(1)   to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)   to implement the resolutions of the Shareholders’ general meetings;

(3)   to decide on the Company’s business plans and investment plans;

(4)   to formulate the Company’s annual preliminary and final financial budgets;

(5)   to formulate the Company’s profit distribution plan and plan for making up losses;

Articles of Association

No.	Existing Articles	Revised Articles

(6)   to formulate proposals for increases or reductions in the Company’s registered capital and the issue of debentures of the Company;

(7)   to draw up plans for the merger, division or dissolution of the Company;

(8)   to decide on the establishment of the Company’s internal management structure;

(9)   to appoint or dismiss the Company’s general manager, to appoint or dismiss the secretary of the board of directors and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager, the financial controller, the general counsel legal adviser and other senior administrative officers of the Company and decide on their remuneration;

(10)  to establish the Company’s basic management system;

(11)  to formulate proposals for any amendments of the Company’s articles of association;

(6)   to formulate proposals for increases or reductions in the Company’s registered capital and the issue and listing of bonds and other securities;

(7)   to draw up plans for the significant acquisitions, acquisitions of the shares of the Company, or the merger, division, spin-off, dissolution and alteration of the form of the Company;

(8)   to approve the external guarantees other than those subject to Article 58;

(9)   to approve the financial assistance other than those subject to Article 59;

(10)  to examine and approve the connected transaction representing less than 5% of the absolute value of the latest audited net assets of the Company (except for the provision of guarantees by the Company and the receipt of endowment in cash assets);

(11)  other external investment, asset acquisition or disposal, assets pledge, entrusted wealth management, external donations, etc. other than those required examination and approval at the general meeting of the Company in accordance with the applicable laws and regulations in the place where the Company is listed and/or relevant regulatory authorities;

Articles of Association

No.	Existing Articles	Revised Articles

(12)  to exercise any other powers conferred by the Shareholders’ general meetings.

Except the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

Prior to making decisions on material issues of the Company, the board of directors shall first seek advice from the Party Committee of the Company in advance.

(12)  to decide on the establishment of the Company’s internal management structure;

(13)  pursuant to the chairman’s nominations to decide to appoint or dismiss the Company’s general manager, to appoint or dismiss the secretary of the board of directors and determine their remuneration, etc. and pursuant to the general manager’s nominations to decide to appoint or dismiss the deputy general manager, the financial controller, the general counsel legal adviser and other senior administrative officers of the Company and decide on their remuneration, etc.;

(14)  to formulate the board of directors’ authorized management system;

(15)  to establish the Company’s basic management system;

(16)  to formulate proposals for any amendments of the Company’s articles of association;

(17)  to manage the disclosure of information of the Company;

(18)  to propose at the general meeting to engage or replace the accounting firm performing the audit for the Company;

(19)  to listen to the reporting on the works of the general manager of the Company and to perform checking on the works of the general manager;

Articles of Association

No.	Existing Articles	Revised Articles

(20)  to exercise any other powers conferred by the Shareholders’ general meetings.

Except the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7), (8), (9), (16) of this Article which shall be passed by more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

Prior to making decisions on material issues of the Company, the board of directors shall first seek advice from the Party Committee of the Company in advance.

For the matters which can be exempted from or waived for consideration and disclosure under relevant provisions of laws, administrative regulations, and the listing rules of the place(s) where the Company’s shares are listed, the Company may be exempted from or apply for a waiver for being exempted from such consideration and disclosure under relevant provisions.

Articles of Association

No.	Existing Articles	Revised Articles

15	Nil	Article 100 For those external investment, asset acquisition or disposal, assets pledge, external guarantee, entrusted wealth management, connected transactions, external donations, etc. within the decision-making authority of the board of directors, the board of directors shall strictly conduct review and examination, perform corresponding decision-making procedures and obligation of information disclosure; for those major investments, review and examination shall be organized with relevant experts and professionals, and approval is needed upon reporting to the general meeting.

16

Article 102 Meetings and extraordinary meetings of the board of directors shall be notified in the following ways:

(1)   No notice of directors’ regular meeting shall be required, if the time and place of regular meetings of the board of directors have been fixed by the board of directors in advance.

(2)   Notice of the time and place of a meeting of the board of directors for which the time and place have not otherwise been set in advance by the board of directors shall be sent by the Chairman through the secretary to the board of directors to each of the directors and the chairman of the supervisory committee by telex, telegram, facsimile, express delivery, registered mail or personal delivery not less than ten (10) days before such meeting.

Article 105 Meetings and extraordinary meetings of the board of directors shall be notified in the following ways:

(1)   No notice of directors’ regular meeting shall be required, if the time and place of regular meetings of the board of directors have been fixed by the board of directors in advance.

(2)   Notice of the time and place of a meeting of the board of directors for which the time and place have not otherwise been set in advance by the board of directors shall be notified in advance by the Chairman through the secretary to the board of directors to each of the directors and the chairman of the supervisory committee by telex, telegram, facsimile, express delivery, registered mail or personal delivery. For regular meetings, the notice of meeting shall be sent not less than 14 days before such meeting; for provisional meetings, the notice of meeting shall be sent not less than 5 days before such meeting; for provisional meetings of the board of directors to be convened as soon as possible for emergency, the notice of meeting may be sent by telephone or other verbal means at any time, provided that the convener shall make explanation at the meeting.

Articles of Association

No.	Existing Articles	Revised Articles

(3) Notice shall be in Chinese and, where necessary, in English also and shall include an agenda of the meeting.

(3)   The requirement of sending notices of meetings to directors in advance in accordance with this article may be waived with the consents from all of directors; moreover, where directors have attended the meetings, the notices of meetings shall be deemed to be received by directors in due course where no dissents due to failure of receiving the notices of meetings in due course have been raised before and upon the attendance of directors.

(4)   Notice shall be in Chinese and, where necessary, in English also and shall include an agenda of the meeting.

17	Article 107 The board of directors shall keep minutes of resolutions on matters discussed at meetings. The minutes shall be signed by the directors present at the meeting and the person who recorded the minutes. The directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or these articles of association and results in the Company sustaining serious losses, the directors participating in the resolution are liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution when the resolution is voted on, and that such objection is recorded in the minutes of the meeting, such director may be released from such liability.

Article 110 The board of directors shall keep minutes of resolutions on matters discussed at meetings. The minutes shall be signed by the directors and the secretary of the board of directors present at the meeting and the person who recorded the minutes. The directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or these articles of association and results in the Company sustaining serious losses, the directors participating in the resolution are liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution when the resolution is voted on, and that such objection is recorded in the minutes of the meeting, such director may be released from such liability.

Articles of Association

No.	Existing Articles	Revised Articles

18	Article 119 The directors, general manager, deputy general managers and financial controller shall not act concurrently as supervisors.	Article 122 The directors, general manager, deputy general managers and financial director shall not act concurrently as supervisors.

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Article 121 The supervisory committee shall be accountable to the Shareholders’ general meeting and exercise the following functions and powers in accordance with law:

(1)   to examine the Company’s financial situation;

(2)   to supervise the directors, general manager, deputy general managers and other senior administrative officers to see whether they act in contradiction with the laws, administrative regulations and these articles of association;

(3)   to demand rectification from a director, the manager or any other senior administrative officer when the acts of such persons are harmful to the Company’s interest;

(4)   to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the Shareholders’ general meetings and, should any queries arise, to authorize, in the name of the Company, a reexamination by the public certified accountants and practising auditors of the Company for the time being;

(5)   to propose to convene a shareholders’ extraordinary general meeting;

(6)   to propose a motion for a shareholders’ general meeting;

Article 124 The supervisory committee shall be accountable to the Shareholders’ general meeting and exercise the following functions and powers in accordance with law:

(1)   to examine the Company’s financial situation;

(2)   to supervise the directors, general manager, deputy general managers and other senior administrative officers to see whether they act in contradiction with the laws, administrative regulations and these articles of association, and to propose to dismiss the directors and senior administrative officers who violate the laws, administrative regulations, these articles of association or resolutions of the general meeting;

(3)   to demand rectification from a director, the manager or any other senior administrative officer when the acts of such persons are harmful to the Company’s interest;

(4)   to conduct the audit and raise the audit opinions in writing on the regular reports of the Company prepared by the board of directors, to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the Shareholders’ general meetings and, should any queries arise, to authorize, in the name of the Company, a reexamination by the public certified accountants and practising auditors of the Company for the time being;

Articles of Association

No.	Existing Articles	Revised Articles

(7)   to represent the Company in negotiation with or bringing an action against a director;

(8)   other functions and powers specified in these articles of association.

Members of the supervisory committee shall be present at meetings of the board of directors.

(5)   to propose to convene a shareholders’ extraordinary general meeting;

(6)   to propose a motion for a shareholders’ general meeting;

(7)   to represent the Company in negotiation with or bringing an action against a director, senior administrative officer;

(8)   to investigate any irregularities in the operation of the Company and to engage accounting firms, law firms and other professional institutions to assist with the investigation when necessary at the expense of the Company;

(9)   other functions and powers specified in these articles of association.

Members of the supervisory committee shall be present at meetings of the board of directors.

Articles of Association

No.	Existing Articles	Revised Articles

20

Article 140 In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company is in breach of his duties to the Company, the Company has a right to:

(1)   claim damages from the director, supervisor, general manager, deputy general manager or other senior administrative officer in compensation for losses sustained by the Company as a result of such breach;

(2)   rescind any contract or transaction entered into by the Company with the director, supervisor, general manager, deputy general manager or other senior administrative officer or with a third party (where such third party knows or should know that there is such a breach of duties by such director, supervisor, general manager, deputy general manager or other senior administrative officer);

(3)   demand an account of the profits made by the director, supervisor, general manager, deputy general manager or other senior administrative officer in breach of his duties;

(4)   recover any monies received by the director, supervisor, general manager, deputy general manager or other senior administrative officer to the use of the Company, including (without limitation) commissions; and

Article 143 The senior administrative officers of the Company shall perform their duties honestly and faithfully, and protect the maximum interests of the Company and all the shareholders, failing that or violating their fiduciary duties to cause any damage on the interests of the Company and the public shareholders shall hold them legally liable for the compensation.

In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company is in breach of his duties to the Company, the Company has a right to:

(1)   claim damages from the director, supervisor, general manager, deputy general manager or other senior administrative officer in compensation for losses sustained by the Company as a result of such breach;

(2)   rescind any contract or transaction entered into by the Company with the director, supervisor, general manager, deputy general manager or other senior administrative officer or with a third party (where such third party knows or should know that there is such a breach of duties by such director, supervisor, general manager, deputy general manager or other senior administrative officer);

Articles of Association

No.	Existing Articles	Revised Articles

(5)   demand payment of the interest earned or which may have been earned by the director, supervisor, general manager, deputy general manager or other senior administrative officer on the monies that should have been paid to the Company.

(3)   demand an account of the profits made by the director, supervisor, general manager, deputy general manager or other senior administrative officer in breach of his duties;

(4)   recover any monies received by the director, supervisor, general manager, deputy general manager or other senior administrative officer to the use of the Company, including (without limitation) commissions; and

(5)   demand payment of the interest earned or which may have been earned by the director, supervisor, general manager, deputy general manager or other senior administrative officer on the monies that should have been paid to the Company.

21

Article 167 Before the convening of the Shareholders’ general meeting, the board of directors may fill any casual vacancy in the office of an accountants firm, but while any such vacancy continues, the surviving or continuing firms, if any, may act.

Article 170 Before the convening of the Shareholders’ general meeting, the board of directors may fill any casual vacancy in the office of an accountants firm, but while any such vacancy continues, the surviving or continuing firms, if any, may act. The accountants firm appointed by the board of directors shall be subject to the ratification at the general meeting.

22

Article 169 The remuneration of an accountants firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in general meeting. The remuneration of an accountants firm appointed by the board of directors shall be determined by the board of directors.

Article 172 The remuneration of an accountants firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in general meeting.

Note:

1.

The amendments to the Articles of Association were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

2.	After addition of certain articles, the subsequent articles shall be re-numbered.

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No.	Existing Articles	Revised Articles

1	Article 2 The Shareholders’ general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law:	Article 2 The Shareholders’ general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law:

	(1) to decide on the Company’s operational policies and investment plans;	(1) to decide on the Company’s operational policies and investment plans;

	(2) to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;	(2) to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

	(4) to examine and approve reports of the board of directors;	(4) to examine and approve reports of the board of directors;

	(5) to examine and approve reports of the supervisory committee;	(5) to examine and approve reports of the supervisory committee;

	(6) to examine and approve the Company’s proposed annual preliminary and final financial budgets;	(6) to examine and approve the Company’s proposed annual preliminary and final financial budgets;

	(7) to examine and approve the Company’s profit distribution plans and plans for making up losses;	(7) to examine and approve the Company’s profit distribution plans and plans for making up losses;

	(8) to decide on increases or reductions in the Company registered capital;	(8) to decide on increases or reductions in the Company registered capital;

	(9) to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company; (10) to decide on the issue of debentures by the Company;	(9) to decide on the issue of debentures by the Company; (10) to decide on matters such as merger, division, spin-off, change in company form, dissolution and liquidation of the Company;

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No.	Existing Articles	Revised Articles

(11)  to decide on the appointment, dismissal and disengagement of the accountants of the Company;

(12)  to amend the Articles of Association;

(13)  to examine and approve changes in the use of proceeds;

(14)  to examine and approve share incentive plan of the Company;

(15)  to consider motions raised by shareholders who represent 3 per cent or more (including 3 pe cent) of the total shares of the Company carrying the right to vote;

(16)  to examine and approve major purchase, sale and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(17)  to approve external guarantees of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(18)  to decide on other matters which require resolutions of the shareholders in a Shareholders’ general meeting according to relevant laws, administrative regulations and provisions of the articles of association;

(11)  to decide on the appointment, dismissal and disengagement of the accountants of the Company;

(12)  to amend the Articles of Association;

(13)  to examine and approve changes in the use of proceeds;

(14)  to examine and approve share incentive plan and employee shareholding scheme of the Company;

(15)  to examine and approve matters relating to the purchase or disposal of material assets by the Company within one (1) year in excess of 30% of the latest audited total assets of the Company;

(16)  to approve external guarantees as stipulated in Articles 3 of these Rules;

(17)  to approve matters relating to financial assistance as stipulated in Article 4 of these Rules;

(18)  to examine and approve connected transaction (excluding provision of guarantees or monetary assets received as donation) with a transaction value of more than RMB30 million and exceeding 5% of the absolute value of the latest audited net assets of the Company;

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No.	Existing Articles	Revised Articles

(19)  to deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in a Shareholders’ general meeting. A Shareholders’ general meeting shall not authorize the board of directors to perform statutory duties that a Shareholders’ general meeting is supposed to perform.

(19)  to examine and approve other matters which require resolutions of the shareholders in a Shareholders’ general meeting according to relevant laws, administrative regulations, the listing rules of the place where the Company’s shares are listed, and provisions of the articles of association;

(20)  to deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in a Shareholders’ general meeting. A Shareholders’ general meeting shall not authorize the board of directors to perform statutory duties that a Shareholders’ general meeting is supposed to perform.

For matters which can be exempted from examination and approval and disclosure under relevant provisions according to the laws, administrative regulations and relevant provisions of the listing rules of the place where the Company’s shares are listed, the Company may be exempted from or apply for a waiver for being exempted from examination and approval and disclosure of such matters according to relevant provisions.

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No.	Existing Articles	Revised Articles

2	Nil

Article 3 The following external guarantees provided by the Company are subject to the examination and approval of the Shareholders’ general meeting:

(1)   any guarantees as provided after the total amount of external guarantees provided by the Company and its controlling subsidiaries reaches or exceeds 50% of the latest audited net assets of the Company;

(2)   any guarantees as provided after the total amount of external guarantees provided by the Company reaches or exceeds 30% of the latest audited total assets of the Company;

(3)   the amount guaranteed by the Company within one year in excess of 30% of the Company’s latest audited total assets;

(4)   a guarantee provided for a guarantee object with a gearing ratio in excess of 70%;

(5)   a single guarantee amount in excess of 10% of the latest audited net assets of the Company;

(6)   a guarantee as provided to the shareholders, actual controllers and their connected party.

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No.	Existing Articles	Revised Articles

The aforesaid “Guarantees” include those guarantees which are provided by the Company for its controlling subsidiaries. If the external guarantee violates the relevant laws and regulations, the approval authority under the Articles of Association and the deliberation procedures, the Company shall take reasonable and effective measures to release itself from the obligation thereunder or rectify the guarantee in violation to reduce losses sustained by the Company, protect the interest of the Company and minority shareholders and look into the accountability of the relevant personnel.

3	Nil

Article 4 The following financial assistance (including interest-bearing or non-interest bearing loans, entrusted loans, etc.) provided by the Company are subject to the examination and approval of the Shareholders’ general meeting.

(1)   a single financial assistance amount in excess of 10% of the latest audited net assets of the Company;

(2)   the latest financial statement of the funded object shows that the gearing ratio exceeds 70%;

(3)   the cumulative amount of financial assistance in the last 12 months in excess of 10% of the Company’s latest audited net assets;

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No.	Existing Articles	Revised Articles

In the event that the funded object is a controlling subsidiary within the scope of the Company’s consolidated statements, and the other shareholders of the controlling subsidiary do not include the Company’s controlling shareholder, actual controllers and its affiliates, the aforesaid provisions may be exempted.

The Company shall not provide financial assistance to any connected party, except for financial assistance provided to an affiliated joint-stock company not controlled by the controlling shareholders and actual controllers of the Company whose other shareholders will provide financial assistance on the same conditions in proportion to their capital contributions. Where the Company provides financial assistance to any affiliated joint-stock company as defined under the preceding paragraph, the financial assistance shall be subject to the consideration and approval of the Shareholders’ general meeting.

If the financial assistance violates the relevant laws and regulations, the approval authority under the Articles of Association and the deliberation procedure, the Company shall take reasonable and effective measures to release itself from the obligation thereunder or rectify the financial assistance in violation to reduce losses sustained by the Company, protect the interest of the Company and minority shareholders and look into the accountability of the relevant personnel.

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No.	Existing Articles	Revised Articles

4

Article 4 The board of directors shall convene an extraordinary general meeting within two months of the date of the occurrence of any one of the followings:

(1)   when the number of directors is less than the number of directors required by the Company Law or two thirds of the number of directors specified in the articles of association;

(2)   when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3)   any shareholder(s) individually or jointly holding 10 percent or more (including 10%) of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4)   when deemed necessary by the board of directors

(5)   when proposed by the supervisory committee;

(6)   other circumstances as provided by the Articles of Association.

The number of shares held referred to in (3) above shall be calculated on the date when the shareholders put forward a written request.

Article 6 The board of directors shall convene an extraordinary general meeting within two months of the date of the occurrence of any one of the followings:

(1)   when the number of directors is less than the number of directors required by the Company Law or two thirds of the number of directors specified in the articles of association;

(2)   when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3)   any shareholder(s) individually or jointly holding 10 percent or more (including 10%) of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4)   when deemed necessary by the board of directors

(5)   when proposed by the supervisory committee;

(6)   other circumstances as provided by the laws, administrative regulations, departmental rules or the Articles of Association.

The number of shares held referred to in (3) above shall be calculated on the date when the shareholders put forward a written request.

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No.	Existing Articles	Revised Articles

5

Article 13 When a Shareholders’ general meeting is convened by the supervisory committee or by the shareholders, the board of directors and the secretary to the board of directors shall act in concert therewith. The board of directors shall provide the register of shareholders as on the record date. Where the board of directors does not provide a register of members, the convener may apply for obtaining it to the securities registration and clearing institution by providing relevant announcement on convention of a Shareholders’ general meeting. The register of members obtained by the convener may not be used for other purposes except convention of a general meeting.

Article 15 When a Shareholders’ general meeting is convened by the supervisory committee or by the shareholders, the board of directors and the secretary to the board of directors shall act in concert therewith. The board of directors will provide the register of shareholders as on the record date. Where the board of directors does not provide a register of members, the convener may apply for obtaining it to the securities registration and clearing institution by providing relevant announcement on convention of a Shareholders’ general meeting. The register of members obtained by the convener may not be used for other purposes except convention of a general meeting.

6

Article 17 Shareholder(s) either individually or jointly holding 3% or more of the Company’s issued and outstanding voting shares may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the Shareholders’ general meeting. However, subject to the requirement of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders not less than 14 business days before the date of holding the Shareholders’ general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular.

Article 19 When the Company convenes a Shareholders’ general meeting, the board of directors, the supervisory committee and shareholders individually or jointly holding 3% or more of the total shares of the Company are entitled to propose resolutions to the Company.

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No.	Existing Articles	Revised Articles

The aforesaid proposed resolutions shall be reviewed by the Company’s board of directors and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the Shareholders’ general meeting upon receipt of the proposed resolutions as soon as possible. If the board of directors considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the board of directors, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting.

Shareholder(s) either individually or jointly holding 3% or more of the Company’s issued and outstanding voting shares may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the Shareholders’ general meeting. However, subject to the requirement of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders not less than 14 business days before the date of holding the general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular.

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No.	Existing Articles	Revised Articles

No voting may take place and no resolutions may be made at the Shareholders’ general meeting on proposals which are not set out in the notice of general meeting or do not meet the requirements of Article 21 hereof.

The aforesaid proposed resolutions shall be reviewed by the Company’s board of directors and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the Shareholders’ general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the board of directors considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the board of directors, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting.

No voting may take place and no resolutions may be made at the Shareholders’ general meeting on proposals which are not set out in the notice of general meeting or do not meet the requirements of Article 21 hereof.

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No.	Existing Articles	Revised Articles

7

Article 29 The notice of the Shareholders’ general meeting shall include the following contents:

(1)   it shall be made in writing;

(2)   it shall specify the date, venue and time for the meeting;

(3)   it shall state the matters to be discussed at the meeting;

(4)   it shall provide such information and explanations as are necessary for the Shareholders to make an informed decision on the proposals put before them. This principle shall include (but not limited to), where a proposal is made by the Company for merger, repurchase of shares, restructure of share capital, or reorganisation of the Company in any other way, the specific terms of the proposed conditions and contract, if any, and its cause and effect shall be conscientiously explained;

(5)   it shall contain a disclosure of the nature and extent, if any, of the material interests if any director, supervisor, general manager, deputy general manager and other senior administrative officers are materially interested in the matters for discussion. If the effects of the matters for discussion on them in their respective capacity as shareholders are different from the effects on the effects of other shareholders of the same class, the difference shall be set out;

(6)   it shall contain the full text of any special resolution proposed to be passed at the meeting;

Article 31 The notice of the Shareholders’ general meeting shall include the following contents:

(1)   it shall be made in writing;

(2)   it shall specify the venue, date time for the meeting;

(3)   it shall state the matters to be discussed at the meeting;

(4)   it shall provide such information and explanations as are necessary for the Shareholders to make an informed decision on the proposals put before them. This principle shall include (but not limited to), where a proposal is made by the Company for merger, repurchase of shares, restructure of share capital, or reorganisation of the Company in any other way, the specific terms of the proposed conditions and contract, if any, and its cause and effect shall be conscientiously explained;

(5)   it shall contain a disclosure of the nature and extent, if any, of the material interests if any director, supervisor, general manager, deputy general manager and other senior administrative officers are materially interested in the matters for discussion. If the effects of the matters for discussion on them in their respective capacity as shareholders are different from the effects on the effects of other shareholders of the same class, the difference shall be set out;

(6)   it shall contain the full text of any special resolution proposed to be passed at the meeting;

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No.	Existing Articles	Revised Articles

(7)   it shall contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote for and on his behalf and that a proxy need not be a shareholder;

(8)   it shall specify the time and address for lodging the proxy forms for the relevant meeting.

In case the Company holds a Shareholders’ general meeting and online voting is made available to the Shareholders, the time and procedures for online voting and the matters to be considered and approved shall be specified in the notice of general meeting.

(7)   it shall contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote for and on his behalf and that a proxy need not be a shareholder;

(8)   it shall specify the time and venue for serving the proxy forms for the meeting.

(9)   it shall specify the record date of equity of the shareholders entitled to attend the Shareholders’ general meeting;

(10)  it shall specify the name and telephone number of the standing contact person of the meeting.

(11)  it shall specify the voting time and procedure of the Internet or any other means.

8

Article 30 Once the Board has issued a notice to convene a General Meeting, the General Meeting shall not be postponed without any grounds. If the Company must postpone the General Meeting due to special reasons, a notice of postponement shall be issued at least 5 working days before the original date of the General Meeting. In this notice of postponement, the Board shall provide the reasons therefor and the date of the postponed General Meeting.

Article 32 Once the Board has issued a notice to convene a General Meeting, the General Meeting shall not be postponed or canceled without any grounds. If the Company must postpone or cancel the General Meeting due to special reasons, an announcement shall be issued at least 2 working days before the original date of the General Meeting. In this announcement, the Board shall provide the reasons therefor.

RULES FOR PROCEDURES FOR GENERAL MEETINGS

No.	Existing Articles	Revised Articles

9

Article 39 The proxy form issued by shareholders to authorize other persons to attend the general meeting on their behalf shall clearly state the following:

(1)   The name of the proxy;

(2)   Whether the proxy has the right to vote;

(3)   Instructions to vote for, against or abstain from voting respectively on each motion of consideration listed on the agenda of the general meeting;

(4)   Whether there are voting rights on the temporary motions to be included in the agenda of general meeting, and if so, specific instructions on which voting rights shall be exercised;

(5)   The signing date and the period of validity of the proxy form;

(6)   The signature or seal of the appointing shareholder, if the appointing shareholder is a legal person, the seal of the legal person shall be affixed.

If the proxy form does not indicate or do not give specific instructions, it is deemed to be fully authorized, the proxy has the right to vote, and any voting results are the true representation of the shareholders.

Article 41 The proxy form issued by shareholders to authorize other persons to attend the general meeting on their behalf shall clearly state the following:

(1)   The name of the proxy;

(2)   Whether the proxy has the right to vote;

(3)   Instructions to vote for, against or abstain from voting respectively on each motion of consideration listed on the agenda of the general meeting;

(4)   Whether there are voting rights on the temporary motions to be included in the agenda of general meeting, and if so, specific instructions on which voting rights shall be exercised;

(5)   The signing date and the period of validity of the proxy form;

(6)   The signature or seal of the appointing shareholder, if the appointing shareholder is a legal person, the seal of the legal person shall be affixed.

Shareholders of the company or their proxies who vote at the General Meeting shall explicitly take one of the following stances when a proposal is put forward for voting: for, against or abstain. According to the requirement of relevant rules, the nominal holders of shares shall exercise their voting rights according to the different voting comments to the same resolution from the actual holders.

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No.	Existing Articles	Revised Articles

10	Nil	Article 42 A registration record for attendants at the meeting shall be compiled by the Company. The registration record shall contain the names of attendants (or names of organizations), identity card numbers, residential addresses, the number of shares held or representing the voting rights and names (or name of organizations) of the proxies, etc.

11	Nil	Article 43 The convener and the lawyers engaged by the Company shall jointly verify the validity of the shareholders’ qualifications based on the register of members provided by the securities registration and clearing authorities, and shall register the names of the shareholders as well as the number of their voting shares. The registration for a meeting shall end before the chairman of the meeting announces the number of shareholders and proxies attending the meeting in person and the total number of their voting shares held.

12	Nil

Article 44 When holding a general meeting, all the directors, supervisors and secretaries to the board of directors of the Company shall attend. Managers and other senior managements shall be present at the meeting.

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No.	Existing Articles	Revised Articles

13	Nil

Article 45 The general meeting shall be presided over by the chairman of the board of directors. Where the chairman of the board of directors is unable to discharge the duty or will not discharge the duty, the meeting shall be presided over by the vice chairman of the board. Where the vice chairman of the board is unable to discharge the duty or will not discharge the duty, more than one half of the directors shall jointly designate a director to preside over the meeting.

If a general meeting is convened by supervisory committee, the chairman of the supervisory committee shall preside over the meeting. If the chairman of the supervisory committee is unable to discharge the duty or will not discharge the duty, more than one half of the supervisors shall jointly designate a supervisor to preside over the meeting.

If a general meeting is convened by the shareholders themselves, the convener shall nominate a representative to preside over the meeting.

At a general meeting, if the chairman of the meeting contravenes the meeting procedures, making the general meeting impossible to proceed, with consent from more than one half of the attendant shareholders with voting rights, a person may be nominated at the general meeting to serve as the chairman and continue with the meeting.

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No.	Existing Articles	Revised Articles

14	Article 48 Shareholders (including proxies) shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right.	Article 54 Shareholders (including proxies) shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right.

	When the general meeting considers matters that could materially affect the interest of middle and small investors, the votes by middle and small investors shall be counted separately, and the results of such separate vote counting shall be disclosed promptly.	When the general meeting considers matters that could materially affect the interest of middle and small investors, the votes by middle and small investors shall be counted separately, and the results of such separate vote counting shall be disclosed promptly.

The Company’s Board of Directors, independent directors and the shareholders who comply with the relevant regulations may publicly solicit voting rights from shareholders. While soliciting voting rights from shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the shareholders from whom voting rights are being solicited. No consideration or other form of de facto consideration shall be offered for soliciting voting rights from shareholders. The Company shall not impose any limitation related to the minimum shareholding percentage on the solicitation of voting rights.

If a shareholder purchases the voting shares of the Company in violation of the provisions of paragraphs 1 and 2 of the Article 63 of the Securities Law, the exceeding part of regulated proportion cannot exercise the voting rights in the following 36 months after purchase and shall not be accounted into the total amount of voting shares presenting at the general meeting.

The Company’s Board of Directors, independent directors and shareholder(s) holding 1% or more of voting shares, or investor protection institutions established in accordance with laws, administrative regulations or the provisions of the CSRC may publicly solicit voting rights from shareholders. While soliciting voting rights from shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the shareholders from whom voting rights are being solicited. No consideration or other form of de facto consideration shall be offered for soliciting voting rights from shareholders. Except under conditions provided in the laws, the Company shall not impose any limitation related to the minimum shareholding percentage on the solicitation of voting rights.

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No.	Existing Articles	Revised Articles

15	Article 49 Resolutions of the general meeting are divided into ordinary resolutions and special resolutions.	Article 55 Resolutions of the general meeting are divided into ordinary resolutions and special resolutions.

	An ordinary resolution of a general meeting shall be passed by more than one half of the voting rights held by the shareholders (including proxies) present at the meeting.	An ordinary resolution of a general meeting shall be passed by more than one half of the voting rights held by the shareholders (including proxies) present at the meeting.

	A special resolution of a general meeting shall be passed by two-thirds or more of the voting rights held by the shareholders (including proxies) present at the meeting.	A special resolution of a general meeting shall be passed by two-thirds or more of the voting rights held by the shareholders (including proxies) present at the meeting.

Shareholders (including proxies) attending the meetings shall explicitly take one of the following stances when a proposal is put forward for voting: for, against or abstain.

When any proxy of any shareholders shall abstain from voting or be limited to vote in favor of or against any designated resolution, any votes made by such proxy in contravention of the aforesaid regulation or limitation shall not be counted in the total number of voting shares.

Shareholders (including proxies) attending the meetings shall explicitly take one of the following stances when a proposal is put forward for voting: for, against or abstain, except that the securities registration and clearing institution, as the nominal holder of shares under the Mainland-Hong Kong Stock Connect, makes a declaration according to the intentions of the actual holders. Blank, wrong, illegible or uncast votes shall be deemed as the voters’ waiver of their voting rights, and the voting results representing the shares held by them shall be counted as “abstain”.

When any proxy of any shareholders shall abstain from voting or be limited to vote in favor of or against any designated resolution, any votes made by such proxy in contravention of the aforesaid regulation or limitation shall not be counted in the total number of voting shares.

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No.	Existing Articles	Revised Articles

16

Article 51 The following matters shall be resolved by a special resolution at a general meeting:

(1)   the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)   the issue of debentures of the Company;

(3)   the division, merger, change of form, dissolution and liquidation of the Company;

(4)   amendments to the Articles of Association;

(5)   share incentive schemes;

(6)   acquisition or disposal of major assets or provision of guarantee by the Company within one year with the amount exceeding 30% of the total assets of the Company;

(7)   any other matters considered by the General meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

Article 57 The following matters shall be resolved by a special resolution at a general meeting:

(1)   the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)   the issue of debentures of the Company;

(3)   the division, spin-off, merger, change of form, dissolution and liquidation of the Company;

(4)   amendments to the Articles of Association;

(5)   share incentive schemes;

(6)   acquisition or disposal of major assets or provision of guarantee by the Company within one year with the amount exceeding 30% of the latest audited total assets of the Company;

(7)   any other matters considered by the General meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

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No.	Existing Articles	Revised Articles

17	Article 52 Directors (excluding employee representative directors) will be elected at General meetings through cumulative voting. When directors are elected through cumulative voting at General meetings, the number of total votes that a shareholder can exercise is the product of the number of shares held by such shareholder, and the number of directors to be elected. A shareholder can give all his or her votes to one director candidate or divide his or her votes among several director candidates. Directors are elected at the General meetings based on the number of votes the director candidates receive.	Article 58 Directors (excluding employee representative directors) will be elected at General meetings through cumulative voting. When directors are elected through cumulative voting at General meetings, the number of total votes that a shareholder can exercise is the product of the number of shares held by such shareholder, and the number of directors to be elected. A shareholder can give all his or her votes to one director candidate or divide his or her votes among several director candidates. Directors are elected at the General meetings based on the number of votes the director candidates receive.

Shareholders attending the general meeting shall have the same number of votes as the number of Directors or Supervisors to be elected under each proposal group for each share held in the proposal subject to the cumulative voting. A shareholder can give all his or her votes to one candidate or divide his or her votes among several candidates.

Shareholders shall vote up to a limit of the number of votes in each resolution group. In the event that the number of votes cast by the shareholder exceeds the number of the votes he/she holds, or the shareholder casts votes in a number exceeding the number of candidates in the competitive election, the vote on such resolution shall be deemed invalid.

Shareholders with multiple shareholder accounts may vote online through any one of their accounts. The number of votes they are entitled to is calculated on the basis of the total shares of the same class under all of their shareholder accounts.

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No.	Existing Articles	Revised Articles

18	Article 53 The General Meeting shall vote on each of the proposed resolutions set out in the agenda, and such voting shall not in any event be suspended or cancelled. Should there be more than one resolution on the same issue in the Annual General Meeting, voting shall be done according to the time sequence of the resolutions proposed.	Article 59 Save and except for the cumulative voting system, the General Meeting shall vote on each of the proposed resolutions set out in the agenda, and such voting shall not in any event be suspended or cancelled. Should there be more than one resolution on the same issue in the Annual General Meeting, voting shall be done according to the time sequence of the resolutions proposed.

19	Article 56 Where online voting is provided at the General meeting of the Company concurrently, the number of votes by shareholders or their proxies through online voting system of the General meeting shall be taken into the total number of votes of the General meeting together with the number of votes on site of the meeting and by other means as specified.	Article 62 Where online voting is provided at the General meeting of the Company concurrently, the number of votes by shareholders or their proxies through online voting system of the General meeting shall be taken into the total number of votes of the General meeting together with the number of votes on site of the meeting and by other means as specified. The voting right of the same share shall only be exercised once by the ways of on-site voting, online voting or other means of voting. In the case of repeated voting for the same share, only the first vote is valid.

20

Article 58 Before a resolution is voted, at least two representatives of the Shareholders and a supervisor shall be elected to participate in vote counting and scrutinising. Where a shareholder is related to the matter to be considered, the relevant Shareholders and their proxies shall not participate in the vote counting and scrutinising.

Article 64 Before a resolution is voted, at least two representatives of the Shareholders and a supervisor shall be elected to participate in vote counting and scrutinising. Where a shareholder has connection with the matter to be considered, the relevant Shareholders and their proxies shall not participate in the vote counting and scrutinising.

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No.	Existing Articles	Revised Articles

21	Article 61 The Directors and Secretary to the Board who attended the meeting, the convener or his/her representative and the chairman of the meeting shall sign the minutes and shall ensure that the meeting minutes are true, accurate and complete. The meeting minutes, signature book of the shareholders present in person, the instruments of appointment of proxies and valid information on votes cast online or by other means shall be kept permanently as records of the Company by the Secretary to the Board.	Article 67 The Directors, supervisors and Secretary to the Board who attended the meeting, the convener or his/her representative and the chairman of the meeting shall sign the minutes and shall ensure that the meeting minutes are true, accurate and complete. The meeting minutes, signature book of the shareholders present in person, the instruments of appointment of proxies and valid information on votes cast online or by other means shall be kept as records of the Company by the Secretary to the Board for a period of not less than 10 years.

22	Nil	Article 69 The resolutions of the General Meeting shall be announced in a timely manner, and the announcement shall indicate the number of shareholders and proxies that attended the meeting, the total number of voting shares and its proportion to the total share carrying voting rights of the Company, and the voting method, voting results of each resolution and details of each resolution passed.

23	Nil	Article 70 Where a resolution has not been adopted or the resolution of any previous general meeting has been modified in the current general meeting, a special explanation shall be made in the announcement on the resolutions of the general meeting.

24	Nil

Article 75 The general meeting authorizes the board of directors to compile a list of decision-making matters at the general meeting in accordance with the relevant provisions of the Company’s Articles of Association and these rules of procedure, and with reference to the relevant requirements of the listing regulatory rules of the place where the Company’s shares are listed.

Note:

1.

The amendments to the Rules for Procedures for General Meetings were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

2.	After addition of certain articles, the subsequent articles shall be re-numbered.

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

1

Article 1 Pursuant to relevant provisions of the Company Law of the People’s Republic of China (“Company Law”), Securities Law of the People’s Republic of China, Rules for the Governance of Listed Companies, Rules Governing the Listing of Stocks on Shanghai Stock Exchange (“Listing Rules”) and the Articles of Association of China Eastern Airlines Co., Ltd. (“Articles of Association”), with reference to the Model Rules of Proceeding for the Board of Listed Companies issued by Shanghai Stock Exchange 《( 上海證券交易所上市公司董事會議事示範規則》), the Company hereby establishes the Rules for Procedures for General Meetings, in order to further regulate the method of discussion and decision-making process of the Board of China Eastern Airlines Co., Ltd. (“the Company”), facilitate the directors and the Board to perform their duties and responsibilities, and improve the level of standard operation and scientific decision- making of the Board.

Article 1 Pursuant to relevant provisions of the Company Law of the People’s Republic of China (“Company Law”), Securities Law of the People’s Republic of China, Rules for the Governance of Listed Companies, Rules Governing the Listing of Stocks on Shanghai Stock Exchange (“Listing Rules”) and Self-regulatory Guidelines for the Companies Listed on the Shanghai Stock Exchange No. 1 – Standardized Operation and the Articles of Association of China Eastern Airlines Co., Ltd. (“Articles of Association”), with reference to the Model Rules of Proceeding for the Board of Listed Companies issued by Shanghai Stock Exchange 《( 上海證券交易所上市公司董事會議事示範規則》), the Company hereby establishes the Rules for Procedures for General Meetings, in order to further regulate the method of discussion and decision-making process of the Board of China Eastern Airlines Co., Ltd. (“the Company”), facilitate the directors and the Board to perform their duties and responsibilities, and improve the level of standard operation and scientific decision-making of the Board.

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

2

Article 3 The composition of the Board of directors

The Board of directors shall consist of seven (7) to thirteen (13) directors. External directors shall represent more than one-half of the Board of directors with not less than one-third of the Board of directors being independent directors and at least one of them shall be an accounting professional. The Board of directors shall have one Chairman and one Vice-chairman.

The Company established a system of independent directorship. Independent directors of the Company shall exercise special function and power according to law, administrative regulations and provisions of articles of association.

The Board of directors shall have one employee representative director who shall be elected or removed by employee representative meeting. Employee representative director shall fulfil special responsibility according to the law, administrative regulations and provisions of the Articles of Association.

Article 3 The composition of the Board of directors

The Board of directors shall consist of seven (7) to thirteen (13) directors. The number of external directors shall be more than one-half of the Board of directors with not less than one-third of the Board of directors being independent directors and at least one of them shall be an accounting professional. The Board of directors shall have one Chairman and one Vice-chairman.

The Company established a system of independent directorship. Independent directors of the Company shall exercise special function and power according to law, administrative regulations and provisions of articles of association.

The Board of directors shall have one employee representative director who shall be elected or removed by employee representative meeting. Employee representative director shall fulfil special responsibility according to the law, administrative regulations and provisions of the Articles of Association.

The total number of directors being senior management of the Company or as employee representatives shall be below half of the total number of directors of the Company.

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

3

Article 4 Exercise of authority by the Board of Directors

The Board of directors shall exercise the authority within the scope of the Company Law, the Articles of Association and the rules:

(1)   to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)   to implement the resolutions of the Shareholders’ general meetings;

(3)   to decide on the Company’s business plans and investment plans;

(4)   to formulate the Company’s annual preliminary and final financial budgets;

(5)   to formulate the Company’s profit distribution plan and plan for making up losses;

(6)   to formulate proposals for increases or reductions in the Company’s registered capital, the issue of debentures or the securities and listing plan of the Company;

(7)   to draw up plans for the merger, division and dissolution of the Company;

(8)   to decide on the establishment of the Company’s internal management structure;

Article 4 Exercise of authority by the Board of Directors

The Board of directors shall exercise the authority within the scope of the Company Law, the Articles of Association and the rules:

(1)   to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)   to implement the resolutions of the Shareholders’ general meetings;

(3)   to decide on the Company’s business plans and investment plans;

(4)   to formulate the Company’s annual preliminary and final financial budgets;

(5)   to formulate the Company’s profit distribution plan and plan for making up losses;

(6)   to formulate proposals for increases or reductions in the Company’s registered capital, the issue of debentures or the securities and listing plan of the Company;

(7)   to draw up plans for major acquisition, repurchase of the Company’s shares or the merger, division, spin-off, dissolution and change of the form of the Company;

(8)   to approve matters relating to external guarantees, except those stated in Article 58 of the Articles of Association;

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

(9)   to appoint or dismiss the Company’s general manager, to appoint or dismiss the secretary to the Board, and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager and the financial controller, general legal counsel and other senior management of the Company of the Company and decide on their remuneration;

(10)  to establish the Company’s basic management system;

(11)  to formulate proposals for any amendments of the Company’s articles of association;

(12)  to exercise any other powers conferred by the Articles of Associations.

Except the Board of directors’ resolutions in respect of the matters specified in subparagraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all the directors, the Board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

The directors shall act as authorized by the general meetings and the Articles of Association, and shall not make any resolution beyond authority.

Prior to making decisions on material issues of the Company, the Board shall seek advice from the Party Committee of the Company in advance.

(9)   to approve matters relating to financial assistance, except those stated in Article 59 of the Articles of Association;

(10)  to consider and approve the connected transactions below 5% of the absolute value of the latest audited net assets of the Company (excluding the provision of guarantees and the receipt of endowment in cash assets by the Company);

(11)  to consider and approve matters relating to external investments, acquisitions and disposals of assets, asset mortgages, consigned financial management and external donations, except those which shall be approved by the general meeting of the Company pursuant to the applicable laws and regulations of the places where the shares are listed and/or requirements of the relevant regulatory authorities;

(12)  to decide on the establishment of the Company’s internal management structure;

(13)  Pursuant to the Chairman’s nomination, to appoint or dismiss the Company’s general manager and the secretary to the Board, and decide on matters such as their remuneration, and pursuant to the general manager’s nominations, to appoint or dismiss the deputy general manager and the financial controller, general legal counsel and other senior management of the Company of the Company and decide on matters such as their remuneration;

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

(14)  to establish the authorization management system of the Board;

(15)  to establish the Company’s basic management system;

(16)  to formulate proposals for any amendments of the Company’s articles of association;

(17)  to manage information disclosure of the Company;

(18)  to propose the appointment or removal of the Company’s auditors to the general meetings;

(19)  to hear the work report and inspect the work of the general manager of the Company;

(20)  to exercise any other powers conferred by the Articles of Associations.

Except the Board of directors’ resolutions in respect of the matters specified in subparagraphs (6), (7), (8), (9), (16) of this Article which shall be passed by more than two-thirds of all the directors, the Board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

The directors shall act as authorized by the general meetings and the Articles of Association, and shall not make any resolution beyond authority.

Prior to making decisions on material issues of the Company, the Board shall seek advice from the Party Committee of the Company in advance.

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

For matters which can be exempted from consideration and disclosure under the laws, administrative regulations and relevant provisions of the stock exchanges where the shares of the Company are listed, the Company may be exempted from or apply for a waiver for being exempted from consideration and disclosure of such matters as connected transactions under the relevant provisions.

4	Nil	Article 5 For external investments, acquisitions and disposals of assets, asset mortgages, external guarantees, consigned financial management, connected transactions and external donations within the scope of authority of the Board of Directors, the Board of Directors shall strictly review and perform the corresponding decision-making procedures and information disclosure obligations; for material investment projects, the Board of Directors shall organize relevant experts and professionals to conduct assessment for approval at the general meeting.

5

Article 8 Regular meetings

Meetings of the Board of Directors comprise regular meetings and extraordinary meetings.

Regular meetings shall be held at least four times per year, i.e. about one meeting per quarter. Regular meetings shall be convened by the Chairman. Regular meetings shall not be convened only by way of written signatures of Directors.

Article 9 Regular meetings

Meetings of the Board of Directors comprise regular meetings and extraordinary meetings.

Regular meetings shall be held at least four times per year, i.e. about one meeting per quarter. Regular meetings shall be convened by the Chairman. Regular meetings shall be convened in the form of physical meetings in principle, except for exceptional circumstances.

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

6

Article 16 Convening of meetings

The meeting of the Board of Directors shall be held only if more than half of directors are present. If the relevant directors refuse or neglect to attend meetings and meetings cannot meet the quorum required for the convening the meeting, the Chairman and the secretary to the Board shall promptly report to the regulatory authorities.

Supervisors, general manager and other senior management shall attend the meeting of the Board of Directors. If deemed necessary by the presider of the meeting, he/she shall notify other relevant person to attend the meeting of the Board of Directors.

Article 17 Convening of meetings

The meeting of the Board of Directors shall be held only if more than half of directors are present. If the relevant directors refuse or neglect to attend meetings and meetings cannot meet the quorum required for the convening the meeting, the Chairman and the secretary to the Board shall promptly report to the regulatory authorities.

The leadership team of the Company, including the supervisors, general manager and other senior management, may attend the meeting of the Board of Directors. If deemed necessary by the presider of the meeting, he/she shall notify other relevant person to attend the meeting of the Board of Directors.

7

Article 17 Attending in person and attending by proxy

The directors, in principle, shall attend the meeting of the Board of Directors in person.

Any director who cannot attend the meeting due to some reasons shall review the meeting materials in advance and form his/ her definite opinions and authorize any other director to attend with a power of attorney. Directors shall not make or accept the appointment or carte blanche without any voting intention on the resolutions, or any appointment that are not well-defined.

Article 18 Attending in person and attending by proxy

The directors, in principle, shall attend the meeting of the Board of Directors in person. Attendance in person includes attendance in person on site or by correspondence. In the event that a director attends less than two-thirds of the meetings of the Board of Directors of the current year in person within a year, the Supervisory Committee of the Company shall review the fulfillment of his/her duties, and make a resolution on and announce whether he/ she is diligent and responsible.

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

The power of attorney shall specify:

(1)   The names of the appointor and proxy;

(2)   Brief comments of the appointor on each resolution;

(3)   The appointor’s scope of authority and instructions on voting on the resolutions;

(4)   Signature of the appointor and date, etc.

The director who authorizes other director to sign the written opinions for confirmation of the regular report shall make a special authorization in the power of attorney.

The proxy shall present the written power of attorney to the presider of the meeting and state the entrusted attendance in the meeting registration book.

Where a director is unable to attend the meeting of the Board of Directors and has not appointed a proxy to attend the meeting on his/her behalf, he/she shall be deemed to have waived his rights to vote at the meeting.

The meeting of the Board of Directors can be held by way of videophone conference, and as long as directors attending the meeting can communicate effectively through videophone, all of the directors attending the meeting shall be deemed as attending in person.

Any director who cannot attend the meeting due to some reasons shall review the meeting materials in advance and form his/ her definite opinions and authorize any other director to attend with a power of attorney. Directors shall not make or accept the appointment or carte blanche without any voting intention on the resolutions, or any appointment that are not well-defined. The liability of a director relating to his/her voting on resolutions cannot be waived by attending the meeting by a proxy.

The power of attorney shall specify:

(1)   The names of the appointor and proxy;

(2)   Brief comments of the appointor on each resolution;

(3)   The appointor’s scope of authority and instructions on voting on the resolutions;

(4)   Signature of the appointor and date, etc.

The proxy shall present the written power of attorney to the presider of the meeting and state the entrusted attendance in the meeting registration book.

Where a director fails to attend the meeting of the Board of Directors and has not appointed a proxy to attend the meeting on his/her behalf, he/she shall be deemed to have waived his rights to vote at the meeting.

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

8	Nil

Article 28 Authorization matters of the Board

When the Board considers and approves authorization matters, directors shall make prudent judgements on the scope, validity, rationality and risks of authorization and pay close attention to whether the scope of authorization exceeds those stipulated in the Articles of Association, the Rules for Procedures for General Meetings and Rules for the Meeting of the Board of Directors and whether the authorization matters involves material risk. The directors shall continuously monitor the execution of the authorization matters.

9	Nil

Article 30 Special requirements relating to regular reports

When the Board considers and approves the regular reports, the directors shall read the entire text diligently and focus on whether the contents is real, accurate and complete or contain any material misstatement, omission or any unusual circumstance on the main financial auditing information; and pay attention to whether the report of the Board of directors comprehensively analyzed the financial condition and operating results of the Company and fully disclosed material matters and uncertainties that may impact the Company.

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

Directors shall comply with the laws and sign the written confirmation of opinion on the regular reports, and shall not authorize others to sign or refuse to sign on the grounds of having objection to the contents of regular reports or disagreement with the auditor.

Where the director cannot warrant the truthfulness, accuracy and completeness of the contents of the regular reports or has disagreement, he/she shall express the opinion on the written confirmation of opinion and specify the reasons, and the Board of Directors and the Supervisory Committee of the Company shall make an announcement and explain the matters involved and the impact on the Company.

10

Article 33 Signature of Directors

The attending Directors shall sign the minutes of the meeting of the Board of Directors for confirmation on behalf of themselves and the directors who appoint them to attend. Any director who has dissenting opinions on the minutes of the meeting of the Board of Directors shall make a written explanation when signing the minutes. If necessary, he/she shall report to the regulatory authorities in a timely manner or make a public statement.

Where any director fails to sign for confirmation as preceding article stipulates and make a written explanation on his/her dissenting opinions, or fails to report to the regulatory authorities or make a public statement, he/she shall be deemed to have fully agreed to the contents of the minutes of the meeting.

Article 36 Signature of Directors

The minutes of the meeting of the Board of Directors shall be true, accurate and complete, fully reflecting the opinions made by personnel attending the meeting on the matters considered and approved, and directors, the secretary of the Board of Directors and person taking minutes who attended the meeting shall sign the minutes of the meeting.

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

11

Article 34 Liability of signature of directors

Directors shall assume responsibility for the resolutions of the Board. If a resolution of the Board violates the laws, administrative regulations or the Articles of Association of the Company and causes material damages to the Company, directors participated in the voting shall be liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution during voting and such objection is recorded in the minutes of the meeting, the director may be released from such liability.

Article 37 Liability of signature of directors

Directors shall assume responsibility for the resolutions of the Board. If a resolution of the Board violates the laws, administrative regulations or the Articles of Association of the Company and causes material damages to the Company, directors participated in the voting shall be liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution during voting and such objection is recorded in the minutes of the meeting, the director may be released from such liability. Dissenting directors shall report to the stock exchange and the relevant regulatory authorities in a timely manner.

12

Article 36 Execution of resolutions

The Chairman shall supervise the relevant personnel in implementing the resolutions of the Board, inspect the implementation status of the resolutions, and announce at subsequent meeting of the Board of Directors the execution status of the formed resolutions.

Article 39 Execution of resolutions

The Chairman shall supervise the relevant personnel in implementing the resolution of the Board, inspect the implementation status of the resolutions, and announce at subsequent meeting of the Board of Directors the execution status of the formed resolutions.

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

Where any of the following circumstances is discovered during execution, directors shall report to the Board of directors in a timely manner and propose to the Board of directors to take measures:

(1)   Material changes in the environment and conditions of implementation, resulting in the resolutions cannot be implemented or the continued implementation of the resolutions would result in damage to the Company’s interest;

(2)   The actual execution status is inconsistent with the contents of the relevant resolution, or material risk is discovered during execution;

(3)   There are material differences between the actual progress of execution and the relevant resolutions, and it is unlikely to achieve the expected results with continued implementation of the resolutions.

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

13

Article 38 Supplementary Provisions

The terms “more than”, “within”, “less than” used in the Rules shall include the number itself, and the term “not less than” shall not include the number itself.

The Rules and amendments thereto are attached as an appendix to the Articles of Association, and shall be formulated by the Board of directors and shall come into effect upon approval at the general meeting. Any matter not covered herein shall be dealt with in accordance with the provisions of relevant laws, regulations and the Articles of Association; in case of any conflict between the Rules and the provisions of relevant laws, regulations and the Articles of Association, it shall be dealt with in accordance with the provisions of relevant laws and administrative regulations and the Rules shall be amended and presented to the general meeting for consideration and approval in a timely manner.

The Rules for the Meeting of the Board of Directors, the Proceedings of the Meeting of the Board of Directors and the Rules for document preparation for the Meeting of the Board of Directors previously formulated by the Company shall automatically lapse upon the effective date of the Rules.

The Rules are subject to the interpretation by the Board of Directors.

Article 41 Supplementary Provisions

The general meeting authorizes the Board of directors to prepare the list of decision- making matters of the Board of directors and the list of decision-making matters of the general manager authorized by the Board of directors in accordance with the relevant provisions of Articles of Association of the Company, the Rules for Meetings of the Board of Directors.

The terms “more than” used in the Rules shall include the number itself, and the term “less than”, “exceeding”, “below” shall not include the number itself.

The Rules and amendments thereto are attached as an appendix to the Articles of Association, and shall be formulated by the Board of directors and shall come into effect upon approval at the general meeting. Any matter not covered herein shall be dealt with in accordance with the provisions of relevant laws, regulations and the Articles of Association; in case of any conflict between the Rules and the provisions of relevant laws, regulations and the Articles of Association, it shall be dealt with in accordance with the provisions of relevant laws and administrative regulations and the Rules shall be amended and presented to the general meeting for consideration and approval in a timely manner.

The Rules are subject to the interpretation by the Board of Directors.

Note:

(1)

The amendments to the Rules for Meetings of the Board of Directors were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

(2)	After the addition of certain articles, the subsequent articles shall be renumbered accordingly.

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

1

Article 8 If the resignation of a supervisor causes the number of the supervisory committee of the Company to be less than the minimum number prescribed by law or the Articles of Association, the letter of resignation of such supervisor shall take effect after the next supervisor fills his/ her vacancy. The Company shall convene an extraordinary general meeting or an employee representative assembly for election of a new supervisor as soon as possible. Until the general meeting or the employee representative assembly has resolved on the election of the supervisor, the functions and powers of such supervisor who has tendered his resignation shall be subject to reasonable restrictions.

Article 8 If the resignation of a supervisor causes the number of the supervisory committee of the Company to be less than the minimum number prescribed by law or the Articles of Association, or the resignation of an employee representative supervisor causes the number of employee representative supervisors to be less than one third of the members of the Supervisory Committee, the letter of resignation of such supervisor shall take effect after the next supervisor fills his/ her vacancy. The Company shall convene an extraordinary general meeting or an employee representative assembly for election of a new supervisor as soon as possible. Until the general meeting or the employee representative assembly has resolved on the election of the supervisor, the functions and powers of such supervisor who has tendered his resignation shall be subject to reasonable restrictions.

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

2	Nil

Article 9 If a supervisor is prohibited from serving as a supervisor as stipulated in the Company Law during his/her term of office, or is prohibited by the CSRC from the market for serving as a supervisor of a listed company and the ban period has not expired, such supervisor shall immediately cease to perform his/her duties and the Company shall dismiss his/her position according to the corresponding regulations; if a supervisor is prohibited from serving as a supervisor during his/her term of office under other laws and regulations and as stipulated by the Shanghai Stock Exchange, the Company shall dismiss him/her from his/her position within one (1) month from the date of the occurrence of such fact.

Where such supervisor shall be removed from office but has not yet been removed, and if he/she attends and votes at a meeting of the Supervisory Committee, the vote he/she casts shall be invalid and shall not be included in the attendance.

If more than half of the supervisors of the Company should resign during their term of office, upon application by the Company and with the consent of the Shanghai Stock Exchange, the resignation period of such supervisors may be appropriately extended, but the maximum extension period shall not exceed three (3) months.

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

3	Article 12 The Supervisory Committee is the organ of supervision of the Company and shall be accountable to the shareholders’ general meeting and exercise the following functions and powers:	Article 12 The Supervisory Committee is the organ of supervision of the Company and shall be accountable to the shareholders’ general meeting and exercise the following functions and powers:

	(1) to supervise and examine the Company’s financial situation;	(1) to supervise and examine the Company’s financial situation;

(2)   to supervise the act of the directors, general manager and other senior administrative officers who perform the Company’s duties. To suggest the removal of the directors and senior administrative officers who violate any laws, administrative regulations, the Articles of Association or resolutions passed in the shareholders’ general meeting;

(2)   to supervise the act of the directors, general manager and other senior administrative officers who perform the Company’s duties. To suggest the removal of the directors and senior administrative officers who violate any laws, administrative regulations, the Articles of Association or resolutions passed in the shareholders’ general meeting;

(3)   to demand rectification from a director, the general manager or any other senior administrative officer when the acts of such persons are harmful to the Company’s interest; if necessary, to reflect to the board of directors and the shareholders’ general meeting or to report to the relevant competent authorities;

(3)   to demand rectification from a director, the general manager or any other senior administrative officer when the acts of such persons are harmful to the Company’s interest; if necessary, to reflect to the board of directors and the shareholders’ general meeting or to report to the relevant competent authorities;

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

(4)   to review the Company’s periodical reports prepared by the board of directors and to express its review opinions in writing in accordance with the requirement of the regulatory rules of the place where the Company is listed. To verify the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and, should any queries arise, to authorize, in the name of the Company, a re- examination by certified public accountants or practicing auditors;

(5)   to propose convening of an extraordinary general meetings and convene and preside over a shareholders’ general meeting in the event that the board of directors fails to act in accordance with the Articles of Association to convene and preside over the shareholders’ general meeting;

(6)   to propose a motion for a shareholders’ general meeting;

(7)   to present at meetings of the board of directors;

(8)   to institute litigation against a director and senior administrative officer in accordance to the Company Law;

(4)   to review the Company’s periodical reports prepared by the board of directors and to express its review opinions in writing in accordance with the requirement of the regulatory rules of the place where the Company is listed. The written review opinions shall state whether the report preparation and review procedures comply with relevant regulations and whether the content is true, accurate and complete. To verify the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and, should any queries arise, to authorize, in the name of the Company, a re-examination by certified public accountants or practicing auditors;

(5)   to propose convening of an extraordinary general meetings and convene and preside over a shareholders’ general meeting in the event that the board of directors fails to act in accordance with the Articles of Association to convene and preside over the shareholders’ general meeting;

(6)   to propose a motion for a shareholders’ general meeting;

(7)   to present at meetings of the board of directors;

(8)   to institute litigation against a director and senior administrative officer in accordance to the Company Law;

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

(9)   to submit proposals to the shareholders’ general meetings and nominate independent directors;

(10)  to investigate into any abnormalities in operation of the Company;

(11)  other functions and powers in accordance with laws, administrative regulations, departmental rules and delegated by the Articles of association and the shareholders’ general meeting.

(9)   to submit proposals to the shareholders’ general meetings and nominate independent directors;

(10)  to investigate into any abnormalities in operation of the Company;

(11)  other functions and powers in accordance with laws, administrative regulations, departmental rules and delegated by the Articles of association and the shareholders’ general meeting.

4	Nil

Article 13 If a director attends less than two-thirds of the total meetings of the board of directors in person within one (1) year, the Supervisory Committee shall review the performance of his/her duties and make decision on whether he/she has exercised due diligence and make an announcement.

5

Article 25 Contents of a notice of the meeting

A written notice of the meeting shall at least include the followings:

(1)   the date, venue and duration of the meeting;

(2)   the reasons for and matters (proposals) to be considered at the meeting;

(3)   the convener and the presider of the meeting, the proponent of the extraordinary meeting as well as its written proposals;

(4)   meeting materials necessary for the supervisors’ voting;

Article 26 Contents of a notice of the meeting

A written notice of the meeting shall at least include the followings:

(1)   the date, venue and duration of the meeting;

(2)   the reasons for and matters (proposals) to be reviewed at the meeting;

(3)   the convener and the presider of the meeting, the proponent of the extraordinary meeting as well as its written proposals;

(4)   meeting materials necessary for the supervisors’ voting;

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

	(5) the requirement on that a supervisor shall attend the meeting in person; (6) the contact person and contact information; (7) the date when the notice is served.	(5) the requirement on that a supervisor shall attend the meeting in person; (6) the contact person and contact information; (7) the date when the notice is served.

6

Article 26 Form in which a meeting is convened

The meeting of the Supervisory Committee shall be held on-site.

In case of emergencies, the meetings of the Supervisory Committee may vote by correspondence, however, the convener of the Supervisory Committee (presider of the meeting) shall describe the emergency in details to present supervisors. In case of voting by correspondence, the supervisors shall fax their written opinions on the matters under consideration and the voting intents to the Office of the Supervisory Committee or persons delegated by the Supervisory Committee after confirmation by signature. The supervisors shall not provide their voting intents only without written opinions or the reason for voting.

Article 27 Form in which a meeting is convened

The meeting of the Supervisory Committee shall be held on-site.

In case of emergencies, the meetings of the Supervisory Committee may vote by correspondence, however, the convener of the Supervisory Committee (presider of the meeting) shall describe the emergency in details to present supervisors. In case of voting by correspondence, the supervisors shall fax their written opinions on the matters under review and the voting intents to the Office of the Supervisory Committee or persons delegated by the Supervisory Committee after confirmation by signature. The supervisors shall not provide their voting intents only without written opinions or the reason for voting.

7	Article 28 Consideration procedures at a meeting The presider of the meeting shall submit to request the attending supervisors to express their clear opinions on the resolutions.	Article 29 Review procedures at a meeting The presider of the meeting shall submit to request the attending supervisors to express their clear opinions on the resolutions.

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

8	Article 31 Minutes of meeting	Article 32 Minutes of meeting

The office staff of the Supervisory Committee or persons delegated by the Supervisory Committee shall earnestly prepare the minutes of on-site meetings. The minutes of meeting shall include the followings:

The office staff of the Supervisory Committee or persons delegated by the Supervisory Committee shall earnestly prepare the minutes of on-site meetings. The minutes of meeting shall include the followings:

	(1) the number of sessions, time, venue of the meeting and the form in which it is convened;	(1) the number of sessions, time, venue of the meeting and the form in which it is convened;

	(2) the delivery of the notice on the meeting;	(2) the delivery of the notice on the meeting;

	(3) the convener and the presider of the meeting;	(3) the convener and the presider of the meeting;

	(4) attendance at meeting;	(4) attendance at meeting;

	(5) proposals considered at the meeting, the gist of every supervisor’s speaking and main opinions in respect of relevant matters and voting intents for the proposals;	(5) proposals reviewed at the meeting, the gist of every supervisor’s speaking and main opinions in respect of relevant matters and voting intents for the proposals;

	(6) the voting method and results of each proposal (the number of affirmative, negative and abstaining votes shall be specifically indicated);	(6) the voting method and results of each proposal (the number of affirmative, negative and abstaining votes shall be specifically indicated);

	(7) such other matters which the attending supervisors consider necessary to record.	(7) such other matters which the attending supervisors consider necessary to record.

For a meeting of the Supervisory Committee convened by correspondence, the Office of the Supervisory Committee or person delegated by the Supervisory Committee shall organize the minutes of meeting with reference to the aforesaid requirements.

For a meeting of the Supervisory Committee convened by correspondence, the Office of the Supervisory Committee or person delegated by the Supervisory Committee shall organize the minutes of meeting with reference to the aforesaid requirements.

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

9	Article 32 Signature of supervisors	Article 33 Signature of supervisors

The attending supervisors shall sign their names on the minutes of meeting for confirmation. If any supervisor holds dissenting opinions to the minutes of meeting, he/she may make a written explanation when signing his/her name. Where necessary, the supervisor may report the same to the regulatory authority or deliver a public declaration.

The attending supervisors and the person taking the minutes shall sign their names on the minutes of meeting for confirmation. If any supervisor holds dissenting opinions to the minutes of meeting, he/she may make a written explanation when signing his/her name. Where necessary, the supervisor may report the same to the regulatory authority or deliver a public declaration.

If any supervisor refuses to give confirmation by signature in accordance with the preceding paragraph, nor does he/she express dissenting opinions with written explanation, report his/her dissenting opinions to the regulatory authority or deliver a public declaration, such supervisor shall be deemed to be in total agreement with the contents of the minutes of meeting.

If any supervisor refuses to give confirmation by signature in accordance with the preceding paragraph, nor does he/she express dissenting opinions with written explanation, report his/her dissenting opinions to the regulatory authority or deliver a public declaration, such supervisor shall be deemed to be in total agreement with the contents of the minutes of meeting.

Notes:

1.

The amendments to the Rules for Meetings of the Supervisory Committee were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

2.	After addition of certain articles, the subsequent articles shall be re-numbered.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 30 August 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).